May 15, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Gary Newberry Sasha Parikh Tim Buchmiller Jessica Dickerson

Re:	Innocan Pharma Corporation Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted May 12, 2025 CIK No. 0001889791

Dear Ms. Dickerson and Mr. Buchmiller:

We are writing to submit the responses of Innocan Pharma Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance Office of Life Sciences of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated May 14, 2025, relating to the above Amendment No. 3 to Draft Registration Statement on Form F-1 submitted by the Company on May 12, 2025 (the “Form F-1”).

Concurrently with the submission of this letter, the Company is submitting via EDGAR Amendment No. 4 to the Draft Registration Statement on Form F-1 (“Amendment No. 4”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each comment of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Amendment No. 4.

Amendment No. 3 to Draft Registration Statement

Prospectus Summary

The Offering, page 7

1.	We note your revisions in response to prior comment 3. As requested by the prior comment, please revise to clearly disclose here and in the related bullet points on pages 76 and 78 the minimum and maximum number of shares that may be issuable upon conversion of the debenture.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 76 and 78. The Company respectfully notes that it will make clear the minimum and maximum number of shares that may be issuable upon conversion when it makes a public filing of the registration statement on Form F-1 with pricing and volume information.

Business

Human Application of Liposome-based Technology, page 108

2.	Although we note your revised disclosure in response to prior comment 5, your disclosure continues to use the term “efficacy” with regard to your animal studies and such term has also been added in your qualifying disclosure that such “efficacy” has not yet been verified in human clinical studies. As conclusions of efficacy are within the sole authority of the FDA and comparable foreign regulators, please revise each instance of this disclosure to avoid using this term.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 108.

Please contact me at 312 364 1633 if you have any questions or require any additional information in connection with this letter.

Sincerely,

/s/ David Huberman, Esq.

CC: Iris Bincovich, Chief Executive Officer